

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

Via E-mail
William C. Carroll
Senior Vice President - Finance and Controller
Delta Air Lines, Inc.
PO Box 20706
Atlanta, GA 30320

**Re: Delta Air Lines, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2019
Exhibit No. 10.1 - Framework Agreement, dated as of September 26, 2019, by and between LATAM Airlines Group S.A. and Delta Air Lines, Inc.
Filed October 10, 2019
File No. 001-05424**

Dear Mr. Carroll:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance